Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

November 30, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Update

Further to earlier intimation dated September 8, 2017 regarding the audit conclusion of our Formulations Manufacturing facility in Duvvada, Vishakhapatnam, by the Regulatory Authority of Germany, we would like to inform you that the CAPA plan submitted by us has been accepted by the Regulator. Consequently, the Regulator has permitted production to start again from this facility for the EU market. The Regulator will re-inspect this facility by end 2018.

This is for your information and record.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)